Putnam Investments
One Post Office Square
Boston, MA 02109
September 30, 2011

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Putnam Multi-Market Short Duration Fund, a series of Putnam Funds Trust (the “Trust”) (Reg. Nos. (333-
515) (811-07513))

Ladies and Gentlemen:

This letter sets forth responses to comments of the Staff that were communicated on September 6, 2011 regarding Post-Effective Amendment No. 127 to Putnam Funds Trust’s registration statement, which was filed on July 27, 2011. The disclosure changes described below will appear in the prospectus to be included in Post-Effective Amendment No. 132 to the Trust’s registration statement. Please note that Post-Effective Amendment No. 132 will also reflect that the fund’s name has changed from “Putnam Multi-Market Short Duration Fund” to “Putnam Short Duration Income Fund.”

1. In the “Shareholder fees” table, please disclose that the maximum contingent deferred sales charges for class A, class B, class C and class M shares are 1.00%, 5.00%, 1.00% and 0.15%, respectively, rather than “None,” and adjust the footnote, if desired.

Response: The shareholder fee table has been revised, as requested.

2. Please confirm that a column for acquired fund fees and expenses is not required to be included in the “Annual fund operating expenses” table, pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: We confirm that a column for acquired fund fees and expenses is not required pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

3. Please revise the second footnote to the “Annual fund operating expenses” table to disclose:

a. any expenses excluded from the expense limitation; and

Response: We respectfully decline to list expenses excluded from the expense limitation since we believe that this information is not meaningful to investors outside the context of the complete terms of the expense limitation, which are set forth in the fund’s statement of additional information, and we do not believe that this detail is required by Item 3 of Form N-1A.

b. the investment manager’s ability to recapture waived expenses, if applicable.

Response: We confirm that the investment manager does not reserve the right to recapture waived expenses.

5. In the “Investments, risks, and performance” sub-section of the “Fund summary” section, please confirm that the fund’s derivatives disclosure is consistent with the guidance concerning derivatives disclosure in the letter dated July 30, 2010 from the Commission’s Associate Director, Office of Legal and Disclosure, to the General Counsel of the Investment Company Institute.

Response: We have revised the disclosure in the “Risks” sub-section of “Investments, risks, and performance” in the “Fund summary” section to read: “Our use of derivatives may increase these risks by increasing investment exposure (which may be considered leverage) or, in the case of many over-the-counter instruments, because of the potential inability to terminate or sell derivatives positions and the potential failure of the other party to the instrument to meet its obligations”.

6. Please give an example, somewhere in the prospectus, of how the fund’s duration affects its sensitivity to changes in interest rates. For example, a fund with a duration of three years would likely decrease 3% in value if interest rates rose 1%.

Response: We have included the following disclosure in the “Interest rate risk” sub-section of the“What are the fund’s main investment strategies and related risks?” section: “As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration.”

I believe that this letter addresses the Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-4824.

Very truly yours,

/s/ Anne Marie Duffy
Anne Marie Duffy
Senior Counsel

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Jonathan D. Van Duren, Esq., Ropes & Gray LLP

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